EXHIBIT 99.1

AMENDMENT AGREEMENT

THIS AMENDMENT TO THE NOTE PURCHASE AGREEMENT (this "Amendment") and each of the amended Notes referred to herein is dated as of November 10, 2011, among STUDENT TRANSPORTATION OF AMERICA, INC., a Delaware corporation (the "Issuer"), STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC. ("Holdings"), a Delaware corporation, STUDENT TRANSPORTATION INC. f/k/a STUDENT TRANSPORTATION OF AMERICA LTD. ("Parent"), an Ontario corporation and SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed by the Insurance Companies Act of Canada ("Sun Life"), LONDON LIFE INSURANCE COMPANY, a corporation existing under the Insurance Companies Act of Canada ("London Life"), those persons from time to time entered into the register as holders of the Notes by proper endorsement and delivery (each a "Noteholder and collectively the "Noteholders") and COMPUTERSHARE TRUST COMPANY, N.A., a national trust company, as trustee (in such capacity, the "Trustee").

PRELIMINARY STATEMENTS

A.           The Issuer, Holdings, Parent, the Noteholders and the Trustee have heretofore entered into that certain Note Purchase Agreement, dated as of December 14, 2006, as amended pursuant to amendments dated July 23, 2007, August 11, 2008, February 18, 2009, October 2, 2009 and June 1, 2010 and as otherwise amended from time to time to the date hereof (the "Note Purchase Agreement");

B.           The Issuer has issued a Note in favour of Sun Life dated as of December 14, 2006 in the amount of US$20,000,000 (the "Sun Life Note");

C.           The Issuer has issued a Note in favour of London Life dated as of December 14, 2006 in the amount of US$15,000,000 (the "London Life Note"); and

D.           The Issuer, Holdings and Parent have asked the Noteholders and the Trustee to amend certain provisions of the Note Purchase Agreement and the Notes including, without limitation, extending the maturity date thereof, and the Noteholders and the Trustee are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1          Use of Defined Terms.  Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Note Purchase Agreement shall have such meanings when used in this Amendment.

2.

ARTICLE II

AMENDMENTS

2.1          Section 1 of the Note Purchase Agreement is hereby amended by replacing the date "December 15, 2011" on the second line thereof with the date "November 10, 2016".

2.2          Section 4.2 of the Note Purchase Agreement is hereby amended by replacing the date "June 30, 2006" on the second line thereof with the date "November 1, 2011".

2.3          Section 8.1 of the Note Purchase Agreement is hereby amended by replacing the interest rate "5.941%" with "4.246%".

2.4          Section 9.10(b) of the Note Purchase Agreement is hereby amended by:

(a)
inserting the phrase "(i) the Issuer shall provide the Trustee and the Noteholders written notice of such Subsidiary within 15 days of its formation or acquisition, as applicable, and (ii)" on the third line thereof following the phrase "forms or acquires a new Subsidiary,"; and

(b)
replacing the phrase "within 60 days after its formation or acquisition" on the eighth line thereof with the phrase "on or before the earlier of (i) 60 days after its formation or acquisition and (ii) the date the analogous Bank Collateral Documents are executed an delivered to the Bank Agent (as such terms are each defined in the Intercreditor Agreement)".

2.5          Section 9.11(b) of the Note Purchase Agreement is hereby amended by replacing the amount "US$400,000" with the amount "US$1,000,000".

2.6          Section 9 of the Note Purchase Agreement is hereby amended by inserting a new Section 9.12 as follows:

"9.12.           Bus Fleet.

Each of the Note Purchase Parties will, and will cause each of its Subsidiaries to, at all times maintain the average age of their fleet of buses (both owned and leased), to be determined on an aggregate basis among all such Subsidiaries to be no greater than 7.5 years old."

2.7          Section 10 of the Note Purchase Agreement is hereby deleted in its entirety and replaced with the following Section 10:

"10.                      FINANCIAL COVENANTS.

10.1           Senior Leverage Ratio.  Parent shall maintain, on a consolidated basis, a Senior Leverage Ratio for the immediately preceding four fiscal quarters of not more than (a) 3.00 to 1.00 for each fiscal quarter of the Parent to and including its fiscal quarter ending December 31, 2012, and (b) 2.75 to 1.00 for each of its fiscal quarters thereafter.

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10.2           Total Leverage Ratio.  Parent shall maintain, on a consolidated basis, a Total Leverage Ratio for the immediately preceding four fiscal quarters of not more than (a) 5.00 to 1.00 for each fiscal quarter of the Parent to and including its fiscal quarter ending December 31, 2012, and (b) 4.75 to 1.00 for each of its fiscal quarters thereafter.

10.3           Interest Coverage Ratio.  Parent shall maintain, on a consolidated basis, for the immediately preceding four fiscal quarters, a ratio of (a) Adjusted EBIT for the four fiscal quarters of the Parent then ended to (b) the sum of Senior Cash Interest plus, in connection with an acquisition or Bid Contract and for any period prior to the date such acquisition or Bid Contract was consummated, an amount equal to the Senior Cash Interest that would have accrued on any indebtedness incurred or assumed in connection with any acquisition or Bid Contract calculated as if such indebtedness was incurred or assumed on the first day of such four fiscal quarter period of not less than 2.75 to 1.00."

2.8          Section 11 of the Note Purchase Agreement is hereby amended by inserting a new Section 11.10 as follows:

"11.10.  Bus Fleet.

Each of the Note Purchase Parties will not, and will cause each of its Subsidiaries not to, at any time permit the total number of buses leased (other than pursuant to a Capital Lease) by the Note Purchase Parties and each of their respective Subsidiaries, to be determined on an aggregate basis, to exceed 25% of the total number of buses owned and leased (pursuant to a Capital Lease, operating lease or otherwise) by the Note Purchase Parties and each of their respective Subsidiaries."

2.9          Each reference to "Canadian GAAP" in the Note Purchase Agreement is hereby amended to be a reference to "GAAP" and the definition of Canadian GAAP set forth in Schedule B of the Note Purchase Agreement shall be deleted in its entirety.

2.10        Schedule B to the Note Purchase Agreement is hereby amended by inserting in proper alphabetical order the following new defined terms:

“Adjusted EBIT” means, with reference to any period of twelve fiscal months then ended, EBIT for such period plus an amount calculated by the Issuer in its reasonable discretion equal to (i) the EBIT of the Persons or assets which are the subject of each acquisition consummated during the period adjusted for the reasonably expected savings in operating expenses resulting from such acquisition as if such acquisition was completed on the first day of each such period plus (ii) the pro forma EBIT that Parent expects to earn based upon performance of a Bid Contract entered into during the period as though Parent has entered into such Bid Contract on the first day of such period minus (iii) the EBIT attributed to any Contract during such period if such Contract terminates during the period and is not renewed, extended or otherwise continued within 30 days after the date of such termination; provided that any such adjustment based on expected savings in operating expenses as a result of any such acquisition specified in clause (i) above or pro forma EBIT relating to any Bid Contract

4.

specified in clause (ii) above shall be readjusted for each month after the date such acquisition is consummated or Bid Contract commences, as applicable, if the actual savings in operating expenses realized during such month as a result of such acquisition or EBIT actually earned as a result of such Bid Contract is less than projected; provided, further that there shall be included in such determination for such period all such amounts attributable to any Person acquired during such period pursuant to an acquisition to the extent not subsequently sold or otherwise disposed of during such period.

“EBIT” means, with reference to any period, Net Income for such period plus the sum of all amounts deducted in arriving at such Net Income amount in respect of (a) Interest Expense for such period, (b) foreign, federal, state and local income taxes (whether paid or deferred) for such period, (c) the aggregate amount of write-offs of expenses arising in connection with prior issuances of debt or equity, (d) non-cash losses resulting from impairment charges arising from the application of SFAS No. 142 or SFAS No. 144, (e) non-cash expenses relating to the periodic valuation of the preferred and common stock of Holdings, (f) non-cash charges reflecting the minority interest represented by the Class B and C common stock of Holdings, (g) non-cash charges reflecting the mark-to-market of hedging transactions, and (h) non-cash expenses related to issuances of stock-based compensation associated with the Issuer’s Equity Incentive Plan, less any extraordinary gains for such period and non-cash gains relating to the periodic valuation of the preferred and common stock of Holdings or the mark-to-market of hedging transactions.

“Senior Cash Interest” means, with reference to any period, the sum of all cash interest charges in respect of Senior Indebtedness of the Parent and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

2.11        The reference to "FagelHaber LLC" on Schedule A-3 is hereby replaced with "Thompson Coburn LLP".

2.12        The definition of "Maturity Date" in Schedule B to the Note Purchase Agreement is hereby amended by replacing each reference to the date "December 15, 2011" with the date "November 10, 2016".

2.13        Schedule 5.4 to the Note Purchase Agreement is hereby deleted in its entirety and replaced with Schedule 5.4 attached hereto.

2.14        Schedule 5.8 to the Note Purchase Agreement is hereby deleted in its entirety and replaced with Schedule 5.8 attached hereto.

2.15        Schedule 5.15 to the Note Purchase Agreement is hereby deleted in its entirety and replaced with Schedule 5.15 attached hereto.

2.16        Schedule 8.1 to the Note Purchase Agreement is hereby deleted in its entirety and replaced with Schedule 8.1 attached hereto.

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2.17        Exhibit 1(a) of the Note Purchase Agreement is hereby amended by replacing each reference to the date "December 15, 2011" with the date "November 10, 2016".

2.18        The Sun Life Note is hereby amended by replacing each reference to the date "December 15, 2011" with the date "November 10, 2016".

2.19        The London Life Note is hereby amended by replacing each reference to the date "December 15, 2011" with the date "November 10, 2016".

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1          Note Purchase Agreement Representations. In order to induce the Noteholders and the Trustee to enter into this Amendment, the Issuer, Holdings and Parent (collectively, the "Companies" and individually a "Company") hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 5 of the Note Purchase Agreement and additionally represents and warrants to the Trustee and each Noteholder as set forth in this Article III.

3.2          Organization; Power and Authority. Each Company is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and is duly qualified as a foreign corporation or limited liability company and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each Company has the corporate and/or limited liability company power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Amendment and to perform the applicable provisions of the Note Purchase Agreement and this Amendment.

3.3          Due Authorization, Non-Contravention, etc. The execution, delivery and performance by each of the Companies of this Amendment are within the Issuer's, Holdings' and Parent's powers, have been duly authorized by all necessary corporate action, and do not:

(a)	contravene any Company's constituent documents;

(b)	contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting any of the Companies; or

(c)	result in, or require the creation or imposition of, any Lien on any Company's property.

3.4          Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by each of the Companies of this Amendment.

3.5          Validity, etc. Each Company has duly executed and delivered this Amendment.  This Amendment constitutes the legal, valid and binding obligation of each of the Companies enforceable

6.

against each of them in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

3.6          Default.  No Default or Event of Default under the Note Purchase Agreement as amended by this Amendment has occurred and is continuing.

ARTICLE IV

CONDITIONS PRECEDENT

4.1          This Amendment shall not become effective until the Noteholders shall have received the following all in form and substance satisfactory to the Noteholders (the date on which such conditions precedent are satisfied or otherwise waived in writing is hereinafter referred to as the "Amendment Effective Date"):

(a)	this Amendment shall have been duly executed and delivered to the Trustee and each of the Noteholders by each of the Companies;

(b)
the Trustee and the Noteholders shall have received a reaffirmation and joinder agreement duly executed and delivered to the Trustee and each of the Noteholders by each of Holdings and the Subsidiary Guarantors;

(c)	the representations and warranties of the Companies herein and of the Note Purchase Parties in the Note Purchase Agreement shall be true and correct;

(d)	no Default or Event of Default shall have occurred and be continuing;

(e)
each Company and each Subsidiary Guarantor shall have each delivered to the Noteholders an Officer’s Certificate, in form and content satisfactory to the Noteholders, certifying that the conditions specified in Sections 4.1, 4.2 and 4.7 of the Note Purchase Agreement have been fulfilled, other than with respect to matters previously waived by the Noteholders or the matters set forth in Section 5.1 of this Amendment;

(f)
each Company and each Subsidiary Guarantor shall have each delivered to the Noteholders a certificate, in form and content satisfactory to the Noteholders, certifying as to and attaching copies of (i) the certificate of incorporation, and any amendments thereto, (ii) the bylaws, and any amendments thereto and (iii) resolutions authorizing this Amendment and the reaffirmation agreement.  Such certificate shall include a certified copy of a recent good standing certificate from the applicable jurisdictions of incorporation.   Such certificate shall also include a statement regarding the incumbent officers of each entity executing the Amendment or the agreements referred to herein and certification of such incumbent’s signature, and any other corporate proceedings relating to the authorization, execution and delivery of this Amendment, the reaffirmation agreement and any documents or instruments relating thereto;

7.

(g)	the Noteholders shall have received opinions, in form and content satisfactory to the Noteholders or their counsel, from Thompson Coburn LLP, counsel to the Companies and the Subsidiary Guarantors;

(h)	the Noteholders shall have received customary tax, lien and judgment searches satisfactory to the Noteholders, or their counsel, in their sole discretion;

(i)
the Noteholders shall have received authorization to file and shall have received duly and properly filed renewals for UCC-1 financing statements in the applicable jurisdictions necessary to continue to perfect the Noteholders’ security interests under the Security Documents;

(j)	the Noteholders shall have received payment of the Amendment Fee;

(k)
Sun Life shall have received payment of US$215,939.17, being the make-whole amount payable to it by the Issuer in consideration of the Noteholders agreeing to reduce the interest rate of the Notes prior to the Notes' original maturity date;

(l)
London Life shall have received payment of US$161,985.99, being the make-whole amount payable to it by the Issuer in consideration of the Noteholders agreeing to reduce the interest rate of the Notes prior to the Notes' original maturity date; and

(m)	the Trustee and the Noteholders shall have received all such other certificates, documents, opinions, and information reasonably requested by any of them.

ARTICLE V

UNDERTAKING

5.1          Undertaking.  Each of the Companies undertakes to and in favour of the Trustee and the Noteholders that it shall deliver, or cause its Subsidiaries or their respective counsel to deliver (where applicable), to the Trustee and each of the Noteholders the following documents, certificates and opinions, each in form and scope satisfactory to the Noteholders, on or before January 31, 2012:

(a)
a Subsidiary Guaranty and Security Agreement (or a joinder thereto) from each of its Domestic Subsidiaries so indicated on Exhibit A to this Amendment that has not delivered same to the Trustee as of the date hereof;

(b)
an Officer’s Certificate from each such Subsidiary, in form and content satisfactory to the Noteholders, certifying that the conditions specified in Sections 4.1, 4.2 and 4.7 of the Note Purchase Agreement have been fulfilled;

(c)
a certificate from each such Subsidiary, in form and content satisfactory to the Noteholders, certifying as to and attaching recent certified copies of (i) the certificate of incorporation, and any amendments thereto, (ii) the bylaws, and any amendments thereto and (iii) resolutions authorizing the applicable Guaranty and Security Agreement.  Such certificate shall include a certified copy of a recent good standing certificate from the applicable jurisdictions of

8.

incorporation.   Such certificate shall also include a statement regarding the incumbent officers of each entity and certification of such incumbent’s signature, and any other corporate proceedings relating to the authorization, execution and delivery of the applicable Guaranty and Security Agreement and any documents or instruments relating thereto;

(d)	opinions, in form and content reasonably satisfactory to the Noteholders or their counsel, from counsel to such Subsidiaries; and

(e)
duly and properly filed UCC-1 financing statements in the applicable jurisdictions necessary to perfect the Noteholders’ security interests under the Security Documents executed and delivered by such Subsidiaries.

5.2          Intercreditor Agreement.  The Issuer shall present to  the Custodian and the Bank Agent  (as such term is defined in the Intercreditor Agreement) an amendment to the Intercreditor Agreement in the form provided by the Noteholders and the Trustee, and shall use commercially reasonable efforts to have the Custodian and the Bank Agent negotiate such amendment with the Noteholders and the Trustee.  Any failure of the Custodian and/or the Bank Agent to negotiate with the Issuer, the Trustee or the Noteholders, or to agree to any amendment to the Intercreditor Agreement, however, shall not be considered a breach of this Section 5.2.

5.3          Default. Each of the Companies confirms, covenants and agrees that a default by any one or more of the Companies under Section 5.1 or Section 5.2 above shall constitute an Event of Default under the Note Purchase Agreement.

ARTICLE VI

MISCELLANEOUS PROVISIONS

6.1          Fees, Costs and Expenses. In consideration of the Noteholders' agreement to the provisions of this Amendment, the Issuer agrees to pay to the Noteholders a fee (the "Amendment Fee") in connection with the completion of this Amendment equal to US$325,000 (payable US$185,715.48 to Sun Life and US$139,284.52 to London Life), being 1.0% of the aggregate principal amount of US$35,000,000 of Senior Notes less $25,000 for search costs. The Issuer agrees to pay the Amendment Fee on the date hereof, and further agrees to pay all costs and expenses of or incurred by the Trustee and the Noteholders in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Trustee and the Noteholders.

6.2          Ratification of and References to the Note Purchase Agreement. Except as expressly set forth herein, the Note Purchase Agreement, the Notes and each other Security Document is hereby ratified, approved and confirmed in each and every respect.  Each of the Companies hereby acknowledges and agrees that (i) the Liens created and provided for by the Security Documents continue to secure, among other things, the Obligations arising under the Note Purchase Agreement and the Notes, each as amended hereby; and (ii) the Security Documents and the rights and remedies of the Trustee thereunder, the obligations of each of the Companies thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Security Documents as to the indebtedness

9.

which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Note Purchase Agreement, the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Note Purchase Agreement, any reference in any of such items to the Note Purchase Agreement or a Note being sufficient to refer to the Note Purchase Agreement or such Note, as applicable, as amended hereby.

6.3          Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

6.4          Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.  Counterparts may be executed and delivered in original, facsimile or portable document format (pdf) form to the other parties hereto and the parties hereto agree to accept any such executed counterparts as original signed versions of this Amendment.

6.5          Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

6.6          Continued Effectiveness. Other than with respect to the matters described in Section 5.1 of this Amendment, nothing contained in this Amendment shall be deemed to be a waiver by the Trustee or the Noteholders of compliance by any Company of any covenant or agreement contained in, or a waiver of any Default or Event of Default under, the Note Purchase Agreement or applicable Security Document and each of the parties hereto agree that the Note Purchase Agreement as amended by this Amendment shall remain in full force and effect.

6.7          Benefit of the Agreement. This Amendment shall enure to the benefit of and be binding upon each of the Companies, the Trustee and the Noteholders and their respective successors and permitted assigns.

6.8          Invalidity of any Provisions. Any provision of this Amendment which is prohibited by the laws of any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition in such jurisdiction without invalidating the remaining terms and provisions hereof and no such invalidity shall affect the obligation of the Companies to pay the Obligations in full.

6.9          Further Assurances. Each of the parties hereto agrees to execute and deliver or cause to be executed and delivered all such instruments and to take all such action as the other party may reasonably request, and at the expense of such other party in order to more fully effectuate and accomplish the intent and purposes of and to carry out the terms of this Amendment.

6.10        Consent to Jurisdiction. Each of the Companies hereby irrevocably submits to the non-exclusive jurisdiction of the courts of the State of Illinois in respect of any action, suit or proceeding arising out of or relating to the Agreement or this Amendment and hereby irrevocably agrees that all claims in respect of any such action, suit or proceeding may be heard and determined in any such court.  Each of the Companies hereby irrevocably waives, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding.  Each of the

10.

Companies agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in another jurisdiction by suit on the judgment or in any other manner provided by law. Nothing in this Section shall affect the right of the Trustee or any Noteholder to bring any suit, action or proceeding against the Companies (or any one or more of them) or their respective assets in the courts of any other jurisdiction.

6.11        Time of the Essence. Time shall be of the essence in this Amendment in all respects.

[signature pages follow]

IN WITNESS WHEREOF the parties hereto have caused this Amendment Agreement to be duly executed and delivered by their respective duty authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.

By:	/s/ Patrick Walker
Name:	Patrick Walker
Title:	CFO

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.

By:	/s/ Patrick Walker
Name:	Patrick Walker
Title:	CFO

STUDENT TRANSPORTATION INC.

By:	/s/ Patrick Walker
Name:	Patrick Walker
Title:	CFO

COMPUTERSHARE TRUST COMPANY N.A., as Trustee

Per:	/s/ John M. Wahl
Name:	John M. Wahl
Title:	Corporate Trust Officer

Per:	/s/ Ian Yewer
Name:	Ian Yewer
Title:	Branch President

SUN LIFE ASSURANCE COMPANY OF CANADA, as a Noteholder

Per:	/s/ Keith Cressman
Name:	Keith Cressman
Title:	Managing Director, Private Fixed Income

Per:	/s/ Steve Theofanis
Name:	Steve Theofanis
Title:	Managing Director, Private Fixed Income

LONDON LIFE INSURANCE COMPANY, as a Noteholder

Per:	/s/ Hong Y. Ng
Name:	Hong Y. Ng
Title:	Authorized Signatory

Per:	/s/ Robert J. T. Barnes
Name:	Robert J. T. Barnes
Title:	Authorized Signatory